Filed by NBT Bancorp Inc.
(Commission File No. 000-14703)
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Salisbury Bancorp, Inc.
(Commission File No. 001-14854)

 1  A Partnership  for Growth  December 5, 2022

 Forward-Looking Statements  2  This presentation contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements about NBT Bancorp Inc. (“NBT”) and Salisbury Bancorp, Inc. (“Salisbury” or “SAL”) and their industry involve substantial risks and uncertainties. Statements other than statements of current or historical fact, including statements regarding NBT’s or Salisbury’s future financial condition, results of operations, business plans, liquidity, cash flows, projected costs, and the impact of any laws or regulations applicable to NBT or Salisbury, are forward-looking statements. Words such as “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “projects,” “may,” “will,” “should” and other similar expressions are intended to identify these forward-looking statements. Such statements are subject to factors that could cause actual results to differ materially from anticipated results.   Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements include, but are not limited to the following: (1) the businesses of NBT and Salisbury may not be combined successfully, or such combination may take longer to accomplish than expected; (2) the cost savings from the merger may not be fully realized or may take longer to realize than expected; (3) operating costs, customer loss and business disruption following the merger, including adverse effects on relationships with employees, may be greater than expected; (4) governmental approvals of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with governmental approvals of the merger; (5) the shareholders of Salisbury may fail to approve the merger; (6) the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (7) diversion of management’s attention from ongoing business operations and opportunities; (8) the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the merger within the expected timeframes or at all and to successfully integrate Salisbury’s operations and those of NBT; (9) such integration may be more difficult, time consuming or costly than expected; (10) revenues following the proposed transaction may be lower than expected; (11) NBT’s and Salisbury’s success in executing their respective business plans and strategies and managing the risks involved in the foregoing; (12) the dilution caused by NBT’s issuance of additional shares of its capital stock in connection with the proposed transaction; (13) changes in general economic conditions, including changes in market interest rates and changes in monetary and fiscal policies of the federal government; (14) legislative and regulatory changes; and (15) uncertainty as to the extent of the duration, scope, and impacts of the COVID-19 pandemic on NBT, Salisbury and the proposed transaction. Further information about these and other relevant risks and uncertainties may be found in NBT’s and Salisbury’s respective Annual Reports on Form 10-K for the fiscal year ended December 31, 2021 and in subsequent filings with the Securities and Exchange Commission (“SEC”).   Forward-looking statements speak only as of the date they are made. NBT and Salisbury do not undertake, and specifically disclaim any obligation, to publicly release the result of any revisions which may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements. You are cautioned not to place undue reliance on these forward-looking statements.

 Additional Information & Where To Find It  3  In connection with the proposed transaction, NBT expects to file with the SEC a registration statement on Form S-4 that will include a proxy statement of Salisbury that also constitutes a prospectus of NBT (the “proxy statement/prospectus”), which proxy statement/prospectus will be mailed or otherwise disseminated to Salisbury’s shareholders when it becomes available. NBT and Salisbury also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE PROXY STATEMENT/PROSPECTUS TO BE INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4, AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT NBT, SALISBURY AND THE PROPOSED TRANSACTION. You may obtain a free copy of the registration statement, including the proxy statement/prospectus (when it becomes available) and other relevant documents filed by NBT and Salisbury with the SEC, without charge, at the SEC’s website at www.sec.gov. Copies of the documents filed by NBT with the SEC will be available free of charge on NBT’s website at www.nbtbancorp.com or by directing a request to NBT Bancorp Inc., 52 South Broad Street, Norwich, NY 13815, attention: Corporate Secretary, telephone (607) 337-6141. Copies of the documents filed by Salisbury with the SEC will be available free of charge on Salisbury’s website at www.salisburybank.com or by directing a request to Salisbury Bancorp, Inc., 5 Bissell Street, P.O. Box 1868, Lakeville, CT 06039-1868, attention: Corporate Secretary, telephone (860) 453-3432.  No Offer   This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.  Participants in Solicitation   NBT and Salisbury and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about NBT’S executive officers and directors in NBT’S definitive proxy statement filed with the SEC on APRIL 7, 2022. You can find information about SALISBURY’S executive officers and directors in SALISBURY’S definitive proxy statement filed with the SEC on April 8, 2022. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and other relevant documents filed with the SEC when they become available. You may obtain free copies of these documents from NBT or SALISBURY using the sources indicated above.

Strategic Rationale

Extension into Contiguous Attractive Markets	▪ Advances our New England Growth Strategy by adding scale to NBT's presence in Connecticut and western Massachusetts ▪ Expansion into the Hudson Valley Region and further extends our coverage of the Upstate New York Chip Corridor ▪ Bridges the gap between the Southern Tier and the Berkshires allowing for increased market penetration in the Catskills and the Hudson Valley
Financially Attractive Transaction with High Quality Franchise	▪ Salisbury is a high-performing $1.5 billion franchise that immediately increases the depth of our balance sheet, enhances long-term earnings growth and is aligned with our strong credit culture ▪ Expected strong earnings accretion of nearly 10% to first full year pro-forma GAAP earnings ▪ Immediate premium and 40% dividend improvement[1] for Salisbury shareholders ▪ Opportunity to leverage diverse product offerings across scalable client base

Consistent Business Model, Culturally Aligned	▪ Retention of key talent
	  ▪ Rick Cantele will join NBT's Executive Management Team
	  ▪ Regional commercial leadership positions in Hudson Valley
	▪ Wealth Advisory business enhances NBT's fee-based revenue streams
	▪ Complementary, high-touch retail and business banking services
	▪ Strong commitment to home lending

1) Based on historical dividend levels as of September 30, 2022

NBT BANCORP 4

 Business  Lending  Standard Services  Retail / Business Deposits  Cash Management  Merchant / Payroll Services  Electronic Banking  Mobile  Debit / Credit Card  Remote Deposit Capture  Overview of Salisbury Bancorp, Inc.  Geographic Footprint  Ulster  Orange  New York  Litchfield  Berkshire  Dutchess  Ulster  Orange  Massachusetts  Deposits:  $124M  Connecticut  Deposits:  $506M  Core Business Lines  Company Overview  Full-service community banking institution offering consumer and business banking products and services, as well as trust and wealth advisory services with roots dating back to 1848  Operating footprint includes 14 banking locations in Litchfield County, CT; Berkshire County, MA; Dutchess, Orange and Ulster Counties, NY  Franchise is well positioned in the Hudson Valley  Q3 2022 Financial Highlights  Retail & Business Banking  Trust & Wealth Advisory  Retail  Lending  Investment Management  Trust & Estate Services  Financial Planning  Business Loans  Commercial Mortgages  Mortgage Loans  Home Equity Loans  New York: 50% of Total Deposits  Connecticut: 40% of Total Deposits  Massachusetts: 10% of Total Deposits  5  Reflects bank-level Call Report data  Note: Financial data as of September 30, 2022, except deposits by state which are as of June 30, 2022  Source: S&P Capital IQ Pro; Company filings  Deposits:  $618M

 Contiguous Expansion Into Attractive Markets  Advances New England Growth Strategy   Extends coverage of Upstate New York Chip Corridor  Prestigious private and public school systems attract affluent individuals to SAL markets  Steady influx of new residents and conversion of second homes to primary residences in SAL markets due to pandemic  Proximity and easy access to New York City attracts businesses and homebuyers to SAL markets  Attractive SAL Markets  Assets  $13.3B   + $1.7B  Loans  $9.1B  + $1.2B  Deposits  $11.2B  + $1.3B  Market Capitalization  $2.2B  +$0.2B  Branches  154  + 14  Proforma Combined Highlights1  6  Based on September 30, 2022, except market capitalization which is as of December 2, 2022

 SAL Branch Network Uniquely Positionedin Hudson Valley  Expanded Coverage of Upstate NY Chip Corridor  About the Chip Corridor  In October 2022, two transformational investments in the Upstate New York Chip Corridor were announced:  Micron Technology Inc. announced it will invest as much as $100 billion over the next 20 years in a campus near Syracuse.  IBM announced a $20 billion investment in the Hudson Valley region over the next 10 years with the vision that their Poughkeepsie facility will become a global hub for quantum computing development.   NBT is well positioned to support this regional growth with leaders who are connected to key economic and workforce development initiatives.  NBT’s branch network is ideally situated in the Chip Corridor with coverage from greater Syracuse to the Mohawk Valley and Capital District.  The acquisition of SAL will extend NBT’s branch network into the Hudson Valley.   KEY PLAYERS  Utica  Syracuse  Albany  Poughkeepsie  7

 Pro Forma Loan & Deposit Composition   Deposit Composition  Loan Composition  Salisbury Bancorp  NBT Bancorp  Pro Forma  3Q 2022 Yield: 3.94%  3Q 2022 Yield: 4.37%  3Q 2022 Yield: 4.31%  3Q 2022 Cost: 0.26%  3Q 2022 Cost: 0.09%  3Q 2022 Cost: 0.11%  $1.2B  Total  $7.9B  Total  $9.1B  Total  $9.9B  Total  $1.3B  Total  $11.2B  Total  Note: Reflects regulatory Holding Company financial data as of September 30, 2022  Source: S&P Capital IQ Pro  8

Key Transaction Terms

Transaction	▪ NBT Bancorp Inc. (NBT) will acquire 100% of Salisbury Bancorp, Inc.'s (SAL) outstanding common stock
Consideration Mix	▪ 100% Stock; assumed 5.827 million exchangeable shares
Fixed Exchange Ratio	▪ 0.7450 shares of NBT common stock per share[1]
Merger Consideration	▪ $204 million, or $35.00 per SAL share
Implied Metrics	▪ Price / TBVPS: 186% (154% - excluding AOCI) - as of Q3 2022 ▪ Price to Full Year EPS: 8.2x[2] ▪ Pay-to-Trade Ratio: 80%[3] ▪ Core Deposit Premium: 8.3% ▪ TBV Earnback Period: 1.40 years – earnings accretion method
Pro Forma Ownership	▪ NBT: 91% / SAL: 9%
Management & Board Representation	▪ Rick Cantele, SAL President and CEO, to join NBT's Executive Management Team ▪ One SAL director to join NBT Board of Directors
Due Diligence	▪ Completed comprehensive due diligence across all business lines
Approvals and Close	▪ SAL shareholder approval ▪ Customary regulatory approvals ▪ Anticipated closing in Q2 2023

1) Based on NBT's 10-day volume-weighted average closing stock price ("VWAP") of $46.98/share, as of November 29, 2022
2) Annualized Q3 2022 EPS, inclusive of expected cost savings and Durbin amendment impact on total exchangeable shares
3) Defined as Deal Price per Share / SAL TBV per Share divided by NBT Trading Price per Share / NBT TBV per Share, based on NBT's VWAP of $46.98

NBT BANCORP 9

Transaction Assumptions

Earnings Projections	▪ First full year expectations based on Q3 2022 and year-to-date results
Merger Costs	▪ 9% of deal value of one-time merger-related expenses
Estimated Expense Savings	▪ Fully phased-in cost savings of $10.7 million (pre-tax) based on SAL noninterest expense through end of Q3 2022 ▪ ~30% of SAL's total noninterest expense ▪ Fully phased-in during the first full year post-close
Loan Credit Mark	▪ Credit mark on loans: ~$18 million ▪ Non-PCD reserve of $12.6 million (70% of fair value credit mark on loans) ▪ Non-PCD credit mark is accreted into earnings over five years using sum-of-years digits
Interest Rate Marks	▪ ~$30 million pre-tax of available-for-sale securities accreted over five years (includes existing AOCI at Q3 2022) ▪ 2.0% of gross loans accreted over five years
Core Deposit Intangible	▪ 2.0% of SAL's $1.2 billion core deposits, amortized over 10 years using sum-of-years digits

NBT BANCORP 10

Expected Financial Impact1  Including All PurchaseAccounting Adjustments (GAAP)  Financial Impact  TBV Dilution  (2.4%)  EPS Accretion2  9.8%  TBV Earnback3  1.4 years  Estimated Pro Forma Capital Ratios  Tier 1 Leverage  9.75%  Tier 1 Risk-Based  12.50%  Total Risk-Based  14.59%  Tangible Common Equity Ratio  7.13%  1)  Presented on a first full year, pro forma basis using Q3 2022 results  2)  Includes mark-related accretion/amortization items netting to $10.7 million pre-tax   3)  Earnings accretion method  4)  Excludes interest rate marks on loans and securities for TBV calculation purposes, and all purchase accounting accretion/amortization for EPS calculation purposes  “Core Earnings” Excluding Purchase AccountingAdjustments (Non-GAAP)4  Financial Impact  TBV Dilution  (0.5%)  EPS Accretion  4.9%  TBV Earnback3  0.6 years  Estimated Pro Forma Capital Ratios  Tier 1 Leverage  9.88%  Tier 1 Risk-Based  12.68%  Total Risk-Based  14.78%  Tangible Common Equity Ratio  7.26%  11

 GAAP vs. Non-GAAP Financial ImpactReconciliation   %   $  TBV Dilution  (2.4%)   $  (0.49)      Loan Interest Rate Mark  (1.9%)      (0.39)  TBV Dilution (Adjusted)  (0.5%)   $ (0.10)  EPS Accretion (GAAP)  9.8%   $   0.35       Loan Interest Rate Mark Accretion  (2.1%)      (0.07)      Securities Interest Rate Mark Accretion  (2.9%)      (0.11)      Non-PCD Credit Mark Accretion  (1.9%)      (0.07)      CDI Amortization  2.0%       0.08   EPS Accretion (Adjusted)1  4.9%   $  0.18  1) All EPS figures presented on a first full year, pro forma basis using Q3 2022 results  12